                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*

                           BRIGHAM EXPLORATION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   109178-10-3
                                 (CUSIP NUMBER)

                                ROBERT H. CHANEY
                          R. CHANEY & PARTNERS III L.P.
                             909 FANNIN, SUITE 1275
                               TWO HOUSTON CENTER
                            HOUSTON, TEXAS 77010-1006
                                 (713) 753-1315
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 6, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 109178-10-3                                      PAGE 2 OF 8 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R. CHANEY & PARTNERS III L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                                                00 (see Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      R. CHANEY & PARTNERS III L.P. IS A LIMITED PARTNERSHIP FORMED UNDER THE LAWS OF THE STATE OF DELAWARE.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     611,500(1)
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     611,500(1)

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      611,500

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.99%(2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------

--------------------
1 Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (defined in Item 2).

2 Based up on 12,253,574 shares of Common Stock as reported in Issuer's Form 10-Q for the quarter ended June 30, 1997.


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 109178-10-3                                      PAGE 3 OF 8 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R. CHANEY & PARTNERS, INC.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                                                00 (see Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      R. CHANEY & PARTNERS, INC. IS A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF TEXAS.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     611,500(1)
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     611,500(1)

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      611,500

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.99%(2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------


-------------------------
1 Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (defined in Item 2).

2 Based on 12,253,574 shares of Common Stock as reported in Issuer's Form 10-Q for the quarter ended June 30, 1997.


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 109178-10-3                                      PAGE 4 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROBERT H. CHANEY

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                                                00 (see Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      ROBERT H. CHANEY IS A CITIZEN OF THE UNITED STATES.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     611,500(1)
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     611,500(1)

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      611,500

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.99%(2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------


-------------------------
1 Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (defined in Item 2).

2 Based on 12,253,574 shares of Common Stock as reported in Issuer's Form 10-Q for the quarter ended June 30, 1997.


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

     The Schedule 13D filed by R. Chaney & Partners III L.P. (the
"Partnership"), R. Chaney and Partners, Inc. (the "General Partner") and Robert
H. Chaney (the "Sole Shareholder") with the Securities and Exchange Commission on May 27, 1997, is hereby amended as follows:


ITEM 1.      SECURITY AND ISSUER

         No modification.

ITEM 2.      IDENTITY AND BACKGROUND

         No. modification.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No modification.

ITEM 4.      PURPOSE OF TRANSACTION

         No modification.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a)

         The Partnership. The Partnership beneficially owns 611,500 shares of Common Stock. The Partnership is deemed to beneficially own 611,500 shares out of the 12,253,574 shares, or 4.99 percent, of the issued and outstanding shares of Common Stock (based upon the 12,253,574 shares of Common Stock reported as outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1997).

         The General Partner. The General Partner as the sole general partner of the Partnership may be deemed to be the beneficial owner of all 611,500 shares of Common Stock beneficially owned by the Partnership that constitute approximately 4.99 percent of the issued and outstanding shares of Common Stock (based upon the 12,253,574 shares of Common Stock reported as outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1997).

         Sole Shareholder. The Sole Shareholder of the General Partner of the Partnership may be deemed to be the beneficial owner of all 611,500 shares of Common Stock beneficially owned by the Partnership that constitute approximately
4.99 percent of the issued and outstanding shares of Common Stock (based upon the 12,253,574 shares of Common Stock reported as outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1997).

         Executive Officers and Director of the General Partner. Except as otherwise described herein, none of the executive officers or director own any of the Issuer's Common Stock.

         Item 5(b)

         The Partnership, the General Partner and the Sole Shareholder share voting and dispositive power of these 611,500 shares.

         Item 5(c)

         The Partnership effected the following sales of Common Stock in open market transactions on the Nasdaq National Market:


------------------------------------------------------------------------
 Date                      Number of Shares              Price Per Share
------------------------------------------------------------------------
10/09/97                         35,000                     $14.11
------------------------------------------------------------------------
10/10/97                          5,000                      14.25
------------------------------------------------------------------------
10/15/97                         30,000                      14.40
------------------------------------------------------------------------
10/16/97                          5,000                      14.63
------------------------------------------------------------------------
10/20/97                          5,000                      14.78
------------------------------------------------------------------------
10/21/97                         24,000                      15.19
------------------------------------------------------------------------
10/22/97                          5,000                      16.63
------------------------------------------------------------------------
10/23/97                          2,500                      16.50
------------------------------------------------------------------------
11/03/97                          7,000                      16.45
------------------------------------------------------------------------
11/03/97                          2,500                      16.50
------------------------------------------------------------------------
11/05/97                         12,500                      16.20
------------------------------------------------------------------------
11/06/97                        100,000                      16.13
------------------------------------------------------------------------
11/07/97                         10,000                      16.25
------------------------------------------------------------------------
11/10/97                          5,000                      16.25
------------------------------------------------------------------------
11/11/97                         10,000                      16.00
------------------------------------------------------------------------
11/12/97                         30,000                      16.00
------------------------------------------------------------------------
                                288,500
------------------------------------------------------------------------

         Item 5(d)

         No person other than the Partnership, the General Partner, or the Sole Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer with respect to which this filing is made.

         Item 5(e)

         The Partnership, the General Partner and the Sole Shareholders ceased to be beneficial owner of more than five percent of the Common Stock of the Issuer on November 12, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No modification.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         No modification.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 14, 1997


                               R. CHANEY & PARTNERS III L.P.

                               By:   R. CHANEY & PARTNERS, INC., General
                                     Partner


                                     By:  /s/ Robert H. Chaney
                                          --------------------------------------
                                          Robert H. Chaney,
                                          President and Chief Executive Officer



                               R. CHANEY & PARTNERS, INC.



                               By:   /s/ Robert H. Chaney
                                     -------------------------------------------
                                     Robert H. Chaney,
                                     President and Chief Executive Officer







                               /s/ Robert H. Chaney
                               -------------------------------------------------
                               Robert H. Chaney,
                               Sole Shareholder of R. Chaney & Partners, Inc.

                                INDEX TO EXHIBITS


       Exhibit No.                  Description
       -----------                  -----------
         10.1                       Joint Reporting Agreement dated as of May
                                    21, 1997 by and among R. Chaney Partners III
                                    L.P., R. Chaney & Partners, Inc., and Robert
                                    H. Chaney (incorporated by reference to
                                    Schedule 13D filed by the reporting persons
                                    on May 27, 1997).